OPPENHEIMER TRINITY LARGE CAP GROWTH FUND- REPORT OF SHAREHOLDER MEETING (UNAUDITED)

         On September 12, 2003 a special shareholder meeting was held to approve an Agreement and Plan of Reorganization by and between Oppenheimer Trinity Large Cap Growth Fund (the "Fund") and Oppenheimer Growth Fund and the transactions contemplated thereby, as described in the Fund's proxy statement for that meeting. The proposal was approved by the shareholders (Proposal No. 1). The following is a report of the votes cast:

FOR                       AGAINST                    ABSTAIN                   TOTAL

3,014,787.212             173,954.052                255,571.492               3,444,312.756